UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GeneDx Holdings Corp.

(Name of Issuer)

CMLS Holdings LLC

Eli Casdin and Keith Meister

c/o Corvex Management LP

667 Madison Avenue

New York, New York 10065

(212) 474-6745

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

81663L101

(CUSIP Number)

April 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663L101

1	Names of Reporting Persons CMLS HOLDINGS LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 17,730,419 (1)(2)(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,730,419 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,730,419 (1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1% (4)
14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 81663L101

1	Names of Reporting Persons C-LSH LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 17,730,419 (1)(2)(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,730,419 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,730,419 (1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1% (4)
14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 81663L101

1	Names of Reporting Persons M-LSH LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 17,730,419 (1)(2)(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,730,419 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,730,419 (1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1% (4)
14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 81663L101

1	Names of Reporting Persons ELI CASDIN
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 159,490 (7)
	8	Shared Voting Power 119,882,204 (1)(2)(3)(5)
	9	Sole Dispositive Power 159,490 (7)
	10	Shared Dispositive Power 119,882,204 (1)(2)(3)(5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,882,204 (1)(2)(3)(5)(7)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ 120,041,694
13	Percent of Class Represented by Amount in Row (11) 14.1% (4)
14	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 81663L101

1	Names of Reporting Persons CASDIN CAPITAL, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 102,151,785 (5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 102,151,785 (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 102,151,785 (5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.1% (4)
14	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 81663L101

1	Names of Reporting Persons CASDIN PARTNERS GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 102,151,785 (5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 102,151,785 (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 102,151,785 (5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.1% (4) (5)
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 81663L101

1	Names of Reporting Persons CASDIN PARTNERS MASTER FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 87,866,042
	9	Sole Dispositive Power 0
	10	Shared Voting Power 87,866,042

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,866,042
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)
13	Percent of Class Represented by Amount in Row (11) 10.4% (4)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 81663L101

1	Names of Reporting Persons CASDIN PARTNERS FO1-MSV, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 14,285,743
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,285,743

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,285,743
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.7% (4)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 81663L101

1	Names of Reporting Persons KEITH A. MEISTER
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 109,272,508 (6)
	8	Shared Voting Power 17,730,419 (1)(2)(3)
	9	Sole Dispositive Power 109,272,508 (6)
	10	Shared Dispositive Power 17,730,419 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 127,002,927 (1)(2)(3)(6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.9% (4)
14	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 81663L101

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 109,148,140 (6)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 109,148,140 (6)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,148,140 (6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.9% (4)
14	Type of Reporting Person (See Instructions) PN, IA

(1)	Includes 10,993,750 shares of Class A common stock of GeneDx Holdings Corp. (the “Issuer”), par value $0.0001 per share (“Common Stock”).
(2)

Includes 6,736,669 shares of Common Stock issuable upon the exercise of 6,736,669 private placement warrants of the Issuer. On September 3, 2021, each private placement warrant became exercisable to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment, as described in the definitive proxy statement of the Issuer (File No. 001-39482) filed with the U.S. Securities Exchange Commission (the “SEC”) on July 2, 2021.

(3)

CMLS Holdings LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Casdin and Mr. Meister are the managing members of C-LSH LLC and M-LSH LLC, respectively. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Common Stock held directly by CMLS Holdings LLC.

(4)

Based on 843,735,666 shares of Common Stock outstanding as of April 17, 2023, based upon information provided by the Issuer to the Reporting Persons. For Reporting Persons that beneficially own warrants or options as reported in notes (2) and (7), shares underlying warrants, options and restricted stock units that would result in the issuance of new shares that are exercisable or would vest into shares of Common Stock within the next 60 days.

(5)

Casdin Partners Master Fund, LP is the holder of 87,866,042 shares reported herein. Casdin Partners FO1-MSV LP is the holder of 14,285,743 shares reported herein. Casdin Capital, LLC is the investment adviser to Casdin Partners Master Fund, LP and Casdin Partners FO1-MSV LP, and Casdin Partners GP, LLC is the general partner of Casdin Partners Master Fund LP and Casdin Partners FO1-MSV LP. Eli Casdin is the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Common Stock held directly by Casdin Partners Master Fund, LP.

(6)

The shares reflected as solely beneficially owned by Mr. Meister include (i) the 109,148,140 shares of Common Stock owned by investment funds advised by Corvex Management L.P., which may be deemed to be indirectly beneficially owned by Keith Meister by virtue of Mr. Meister’s control of the general partner of Corvex Management L.P., (ii) the 78,914 shares underlying options that will vest within 60 days and (iii) the 45,454 shares of Common Stock underlying restricted stock units that will settle within 60 days, subject to certain conditions. In addition, the aggregate beneficial ownership amount includes amounts beneficially owned by CMLS Holdings LLC described in (1) and (2) above.

(7)

Includes 22,286 shares issuable upon exercise of fully vested options and 12,836 shares of Common Stock that were issued upon vesting of restricted stock units, in each case that were granted to Mr. Casdin in connection with his service on the board of directors of the Issuer. In addition, the total includes 78,914 shares underlying options that will vest within 60 days and 45,454 shares of Common Stock underlying restricted stock units that will settle within 60 days, subject to certain conditions.

SCHEDULE 13D

This Amendment No. 5 (the “Amendment”) supplements the information set forth in the Schedule 13D (the “Schedule 13D”) filed with the United States Securities and Exchange Commission (the “SEC”) on August 2, 2021, as amended as of January 19, 2022, May 3, 2022, December 5, 2022 and February 1, 2023, by CMLS Holdings LLC, Keith Meister, Eli Casdin and the other Reporting Persons named therein, relating to the shares of common stock, par value $0.0001 per share (“Common Stock”), of GeneDx Holdings Corp. (f/k/a Sema4 Holdings Corp.) (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 2, 3, 4 and 5 to the Schedule 13D are amended and restated as follows. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

	i.	CMLS Holdings LLC (“CMLS Holdings”), the holder of record of the Common Stock (as defined below) reported herein;
	ii.	C-LSH LLC (“C-LSH”), member of CMLS Holdings;
	iii.	M-LSH LLC (“M-LSH”), member of CMLS Holdings;
	iv.	Eli Casdin (“Mr. Casdin”), a member of the Board of Managers of CMLS Holdings and the holder of record of the Common Stock reported herein;
	v.	Casdin Capital, LLC;
	vi.	Casdin Partners GP, LLC;
	v.	Casdin Partners Master Fund, L.P.;
	viii.	Casdin FO1-MSV, LP;
	ix.	Keith A. Meister (“Mr. Meister”), member of the Board of Managers of CMLS Holdings and the managing member of M-LSH LLC; and
	x.	Corvex Management LP (“Corvex”)

Any disclosures herein with respect to a Reporting Person is made by such Reporting Person.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit A to this Schedule 13D, pursuant to which the Reporting Persons agreed to file the Schedule 13D and any amendments thereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office

The address of the principal business office of each of the Reporting Persons other than CMLS Holdings, M-LSH, Mr. Meister and Corvex is c/o Casdin Capital, LLC, 1350 Avenue of the Americas, Suite 2600, New York, NY 10019.

The address of the principal business office of each of CMLS Holdings, M-LSH, Mr. Meister and Corvex is c/o Corvex Management LP, 667 Madison Avenue, New York, NY 10065.

Item 2(c)	The principal occupation of Mr. Casdin is serving as Chief Investment Officer of Casdin Capital, LLC, the principal business of which is serving as investment adviser to its clients. The principal business of Casdin Partners Master Fund, L.P. and Casdin FO1-MSV, LP is purchasing, holding and selling securities for investment purposes.

The principal occupation of Mr. Meister is serving as Managing Partner of Corvex Management LP, the principal business of which is serving as an investment adviser of private investment funds, whose principal business is investing in securities.

Item 2(d)	None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 2(e)

On April 14, 2023, the SEC announced an order settling charges against Corvex Management, L.P., according to the SEC order, for failing to disclose conflicts of interest regarding its personnel’s ownership of sponsors of three special purpose acquisition companies into which Corvex advised its client funds to invest. Without admitting or denying the findings, Corvex consented to the entry of the SEC’s order finding that the firm violated Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder, and agreed to a cease and desist order, a censure, and a $1 million civil penalty to settle the charges.

None of the other Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 2(f)	Citizenship

	i.	CMLS Holdings is a Delaware limited liability company;
	ii.	C-LSH is a Delaware limited liability company;
	iii.	M-LSH is a Delaware limited liability company;
	iv.	Mr. Casdin is a citizen of the United States of America;
	v.	Casdin Capital, LLC is a Delaware limited liability company;
	vi.	Casdin Partners GP, LLC is a Delaware limited liability company;
	v.	Casdin Partners Master Fund, L.P. is a Delaware limited partnership;
	viii.	Casdin FO1-MSV, LP is a Delaware limited partnership;
	ix.	Mr. Meister is a citizen of the United States of America; and
	x.	Corvex is a Delaware limited partnership.

Item 3 Source and Amount of Funds or Other Consideration.

Item 4 is hereby incorporated by reference.

Item 4 Source and Amount of Funds or Other Consideration

On April 17, 2023, investment funds managed by Corvex Management LP acquired the 22,336,624 “Additional Direct Offering Shares” pursuant to the Subscription Agreement, dated January 26, 2023, with the Issuer for the additional aggregate purchase price of approximately $7,817,818, as contemplated in the Subscription Agreement.

Terms used but not defined were defined in previous amendments to this Schedule 13D.

Item 5 Interest in the Securities of the Issuer

The information set forth in the facing pages of this Schedule 13D with respect to the shared beneficial ownership of Common Stock by the Reporting Persons is incorporated by reference into this Item 5.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below.

Based on 843,735,666 shares of Common Stock outstanding as of April 17, 2023, based upon information provided by the Issuer to the Reporting Persons. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns the shares held by any other Reporting Person.

(b) Eli Casdin has the sole power to vote or direct the vote of 159,490 shares of Common Stock (including 22,286 shares of Common Stock underlying vested options, 78,914 shares underlying options that will vest within 60 days and 45,454 shares of Common Stock that will settle within 60 days, subject to conditions) and shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 119,882,204 shares of Common Stock.

Keith Meister has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 109,272,508 shares of Common Stock (including 78,914 shares underlying options that will vest within 60 days and 45,454 shares of Common Stock that will settle within 60 days, subject to conditions) and shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 17,730,419 shares of Common Stock.

The beneficial ownership of the shares of Common Stock reported herein does not include shares underlying unvested options to purchase shares of Common Stock or unvested restricted stock units held by Mr. Meister or Mr. Casdin as previously described in Item 6 of Schedule 13D or the Subsequent Corvex Shares.

Each of CMLS, C-LSH and M-LSH shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 17,730,419 shares of Common Stock reported in (a) above. The shared beneficial ownership of each of Messrs. Casdin, Meister, CMLS, C-LSH and M-LSH includes warrants to acquire 6,736,669 shares of Common Stock.

Each of Casdin Capital, LLC and Casdin Partners GP, LLC has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 102,151,785 shares of Common Stock.

Casdin Partners Master Fund, L.P has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 87,866,402 shares of Common Stock.

Casdin Partners FO1-MSV, LP has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 14,285,743 shares of Common Stock.

Corvex has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 86,811,516 shares of Common Stock.

(c) Except with respect to the acquisition of the Additional Direct Offering Shares by funds managed by Corvex set forth in Item 4 of this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past 60 days and not previously reported in the Schedule 13D. In addition, the 78,914 outstanding unvested options and the 45,454 unvested restricted stock units held by each of Mr. Meister and Mr. Casdin previously described in Item 6 in Amendment No. 3 to the Schedule 13D filed with the SEC on December 5, 2022 are expected to vest and either become exercisable, in the case of options, or settle, in the case of restricted stock units, within 60 days.

(d) Other than the Reporting Persons, the funds that Corvex manages and the investors in the funds managed by Corvex and Casdin Capital LLC, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2023	CMLS HOLDINGS LLC

	By:	/s/ Keith A. Meister
	Name:	Keith A. Meister
	Title:	Manager

Date: April 19, 2023	C-LSH LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: April 19, 2023	M-LSH LLC

	By:	/s/ Keith A. Meister
	Name:	Keith A. Meister
	Title:	Managing Member

Date: April 19, 2023	/s/ Eli Casdin
Eli Casdin

Date: April 19, 2023	CASDIN CAPITAL, LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: April 19, 2023	CASDIN PARTNERS GP, LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: April 19, 2023	CASDIN PARTNERS MASTER FUND, L.P.

By: Casdin Capital LLC, its Investment Adviser

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: April 19, 2023	CASDIN PARTNERS FO1-MSV, LP

By: Casdin Capital LLC, its Investment Adviser

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: April 19, 2023	/s/ Keith A. Meister
Keith A. Meister

Date: April 19, 2023	CORVEX MANAGEMENT LP

	By:	/s/ Keith A. Meister
	Name:	Keith A. Meister
	Title:	Managing Partner